NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (April 13, 2012) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.080833 on its Class B Non-Voting Participating Shares and $0.080625 on its Class A Participating Shares, payable on each of June 28, July 30 and August 30, 2012 to holders of record at the close of business on June 15, July 15 and August 15, 2012, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca